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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                Winthrop California Investors Limited Partnership
                            (Name of Subject Company)


                Winthrop California Investors Limited Partnership
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)



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1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is Winthrop California Investors Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.   TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer of Quadrangle Associates III LLC (the "Purchaser"), to purchase up to 964 Units at a purchase price of $2,450 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated February 12, 2004, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule TO dated February 12, 2004.

     The principal business address of the Purchaser's executive offices is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

3.   IDENTITY AND BACKGROUND

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain Relationships. The general partners (the "General Partners") of the Partnership are Three Winthrop Properties, Inc. and Winthrop Financial Associates, a Limited Partnership ("WFA"). Affiliates of the General Partners own 1,048.83 Units representing approximately 29.97% of the outstanding Units, and are allocated or receive approximately 29.97% of profit and loss and distributions allocated or distributed to holders of Units.

     In addition, under the terms of your partnership's Agreement of Limited Partnership, your general partners and their affiliates are entitled to receive certain cash distributions from, and be allocated taxable profits and losses of, your Partnership. In addition, your general partners and their affiliates receive certain fees and compensation for services rendered in connection with the operations of your partnership.

     In this regard, your partnership is required to pay WFA an annual asset management fee of $750,000, which was paid in respect of each of 2002 and 2001.

     A conflict of interest exists for the General Partners between continuing the Partnership and receiving the fees described above and liquidating the Partnership.



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4.   THE SOLICITATION OR RECOMMENDATION

     Because the Purchaser is an affiliate of the General Partners, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their units pursuant to the Offer.

5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     None

6.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     None

7.   ADDITIONAL INFORMATION TO BE FURNISHED

     None.

8.   MATERIAL TO BE FILED AS EXHIBITS

          The following Exhibits are filed herewith:

          Exhibit (a)(i)  -   Letter from the Partnership to the limited
                              partners, dated February 12, 2004


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2004

                                             WINTHROP CALIFORNIA INVESTORS
                                             LIMITED PARTNERSHIP

                                             By:  WINTHROP FINANCIAL ASSOCIATES,
                                                  A LIMITED PARTNERSHIP,
                                                  Managing General Partner

                                             By: /s/ Carolyn Tiffany
                                                 -------------------
                                                 Carolyn Tiffany
                                                 Chief Operating Officer


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